Exhibit 99.1

Claude Resources Inc. Announces First Quarter Results

Trading Symbols
TSX - CRJ
NYSE MKT - CGR

SASKATOON, May 9, 2013 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported its 2013 first quarter financial and operating results. All dollar amounts are in Canadian dollars unless stated otherwise.

First Quarter Highlights Include:

•	Net loss of $2.5 million, or $0.01 per share.
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $1.4 million, or $0.01 per share.
•	Production of 8,082 ounces of gold.
•	Gold sales of 9,301 ounces at an average realized price of $1,643 (U.S. $1,629) for revenue of $15.3 million.
•	Total cash cost per ounce of gold (1) for the first quarter of 2013 was $1,245 (U.S. $1,235).
•	Completed debt financing with Canadian Western Bank.
•	Seabee Gold Mine shaft extension project completed to 980 metres.

"Production in the first quarter came in below budget. We experienced lower grade from two zones at the Seabee Mine. We do not expect this to continue and have already seen improvement in grade and tonnes during the month of April," stated Neil McMillan, President and Chief Executive Officer. "Just after the quarter, on April 5, we closed the financing with Crown Capital Partners Inc. for a long-term debt facility of $25.0 million. The additional capital provides us with adequate liquidity to continue to increase production and improve our operating margin. Our focus for the remainder of the year will be on cost reductions and meeting our production guidance while bringing the Santoy Gap deposit into our production profile."

Financials

For the three months ended March 31, 2013, the Company recorded a net loss of $2.5 million, or $0.01 per share, after a $0.8 million deferred income tax recovery.  This compares to a net loss of $0.5 million, or $0.00 per share, for the three months ended March 31, 2012.

Gold revenue from the Company's Seabee Gold Operation for the three months ended March 31, 2013 decreased five percent to $15.3 million from the $16.1 million reported for the first three months of 2012. The decrease in gold revenue period over period was attributable to a two percent decline in Canadian dollar gold prices realized (Q1 2012 - $1,643 (U.S. $1,629); Q1 2012 - $1,681 (U.S. $1,679)) and slightly lower gold sales volume (Q1 2013 - 9,301 ounces; Q1 2012 - 9,547 ounces).

For the three months ended March 31, 2013, mine production costs of $11.6 million were relatively unchanged period over period.  First quarter total cash cost per ounce of gold (1) of $1,245 (U.S. $1,235) per ounce was consistent with the first quarter of 2012's cash cost per ounce of $1,236 (U.S. $1,234).  The Company is continuing to pursue best practices with the intention of lowering these costs during the remainder of 2013 and beyond.

Cash flow from operations before net changes in non-cash operating working capital (1) of $1.4 million, or $0.01 per share, for the three months ended March 31, 2013, was down from $2.6 million, or $0.02 per share, for the three months ended March 31, 2012.

During the first quarter of 2013, the Company expanded its current debt facilities with its existing bank to $25.0 million.  Subsequent to March 31, 2013, the Company also executed an agreement with Crown Capital Partners Inc. for an additional long-term debt facility of $25.0 million.  The $25.0 million in new debt will facilitate the retirement of the Company's $9.8 million outstanding debentures (which mature in May 2013), allow for the development of Santoy Gap, the Seabee Mine and for working capital purposes.

Operations

During the first quarter of 2013, the Company milled 61,877 tonnes at a grade of 4.31 grams of gold per tonne (March 31, 2012 - 66,556 tonnes at a grade of 4.74 grams of gold per tonne) for total production of 8,082 ounces of gold (March 31, 2012 - production of 9,574 ounces of gold). With mill recoveries relatively unchanged period over period, the decrease in ounces produced is attributable to a decrease in grade from the Seabee Mine. Short-term volatility in grade is not unusual at Seabee's narrow-vein mining operation. The Company remains confident that it can achieve 2013 guidance of 50,000 to 54,000 ounces of gold.

Table 1: Seabee Gold Operation Production and Cost Statistics
	March 31	March 31
	2013	2012
Operating Data
Tonnes Milled	61,877	66,556
Head Grade (grams per tonne)	4.31	4.74
Recovery (%)	94.3%	94.4%
Gold Produced (ounces)	8,082	9,574
Gold Sold (ounces)	9,301	9,547
Financial Data
Revenues (CDN$ million)	$15.3	$16.1
Production Costs (CDN$ million)	$11.6	$11.8
Cash Operating Costs (CDN$/oz) (1)	$1,245	$1,236
Cash Operating Costs (U.S.$/oz) (1)	$1,235	$1,234

Cost Reduction Initiatives

The Company has aggressively taken steps to reduce corporate expenditures starting in the second quarter of 2012. Since full year 2012, Claude has identified and implemented annualized savings approximating 20 percent and will continue to review and adjust expenditures for the balance of 2013.

Exploration

During the first quarter of 2013, exploration was focused at the Seabee Gold Operation targeting extensions at both the Seabee Mine and the Santoy Mine Complex. Further exploration at the Santoy Mine Complex is planned for 2013 while the team continues to work towards the completion of the Preliminary Economic Assessment at the Amisk Gold Project and an internal scoping at the Madsen Gold Project.

Outlook

For 2013, forecast gold production at the Seabee Gold Operation is estimated to range from 50,000 to 54,000 ounces.  Unit costs for 2013 are expected to improve slightly from 2012's unit cash costs of $997 per ounce.  Quarterly operating results are expected to fluctuate throughout 2013; as such, they will not necessarily be reflective of the full year average.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast on May 10, 2013 at 11:00 AM Eastern Standard Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until May 17, 2013 by calling 1-855-859-2056 and entering the password 55514132.

To view and listen to the webcast on May 10, 2013 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1151587/1257219.

A copy of Claude's 2013 first quarter Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and EDGAR and may be viewed at www.sedar.com or www.sec.gov/.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,031,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS performance measures in the "Non-IFRS Performance Measures and Reconciliations" section of the Company's Q1 2013 MD&A available on www.sedar.com and www.sec.gov/.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: CLAUDE RESOURCES INC.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 14:22e 09-MAY-13